Exhibit (a)(56)
15/08/2006
Inco responds to Teck Cominco’s intention to amend its offer to acquire Inco
Toronto, August 15, 2006 — Inco Limited (TSX, NYSE: N) has reviewed the press release issued today by Teck Cominco Limited (“Teck Cominco”) indicating that it intends to revise its cash and share offer to acquire all of the outstanding common shares of Inco.
Inco’s Board of Directors will evaluate the amended Teck Cominco offer when it is made available, in consultation with its financial and legal advisors and in the context of its legal obligations under its existing Combination Agreement with Phelps Dodge Corporation, and will advise Inco shareholders of its position as soon as it has completed its analysis of the amended Teck Cominco offer.
Important Legal Information
In response to the takeover offer by CVRD, Inco will file with the U.S. Securities and Exchange Commission (“SEC”) a Solicitation/Recommendation Statement on Schedule 14D-9 (THE “CVRD 14D-9”). INCO’S SECURITY HOLDERS ARE URGED TO READ THE CVRD 14D-9, AND ANY AMENDMENTS INCO MAY FILE THERETO, WHEN IT BECOMES AVAILABLE BECAUSE IT, AND ANY SUCH AMENDMENTS, IF ANY, WILL CONTAIN IMPORTANT INFORMATION ABOUT CVRD’S PROPOSED COMBINATION WITH INCO.
INVESTORS AND SECURITYHOLDERS ARE URGED TO READ INCO’S SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 IN RESPONSE TO THE TAKEOVER OFFER BY TECK COMINCO LIMITED (“TECK COMINCO”) THAT INCO FILED WITH THE SEC ON MAY 31, 2006, AND ANY AMENDMENTS THERETO THAT INCO HAS FILED AND MAY IN THE FUTURE FILE (THE “TECK COMINCO 14D-9”), AS IT CONTAINS IMPORTANT INFORMATION ABOUT TECK COMINCO’S PROPOSED COMBINATION WITH INCO.
This communication is not a solicitation of a proxy from any security holder of Inco or Phelps Dodge Corporation (“Phelps Dodge”) in respect of Inco’s proposed combination with Phelps Dodge by way of a statutory plan of arrangement (the “Proposed Arrangement”). On August 11, 2006, Inco filed a Management Information Circular regarding the Proposed Arrangement with the Canadian securities regulatory authorities and the SEC, and on August 14, 2006, Inco mailed the Management Information Circular to Inco shareholders. Phelps Dodge has filed a preliminary Proxy Statement on Schedule 14A regarding the Proposed Arrangement with the SEC (the “PD Proxy Statement”).
WE URGE INVESTORS TO CAREFULLY READ THE MANAGEMENT INFORMATION CIRCULAR, AND ANY AMENDMENTS INCO MAY FILE THERETO, AS IT CONTAINS, AND SUCH AMENDMENTS, IF ANY, WILL CONTAIN, IMPORTANT INFORMATION ABOUT INCO, PHELPS DODGE AND THE PROPOSED ARRANGEMENT. WE URGE INVESTORS TO CAREFULLY READ THE PD PROXY STATEMENT, AND ANY AMENDMENTS PHELPS DODGE MAY FILE THERETO, BECAUSE IT AND SUCH AMENDMENTS, IF ANY, WILL CONTAIN IMPORTANT INFORMATION ABOUT INCO, PHELPS DODGE AND THE PROPOSED ARRANGEMENT.
Inco, Phelps Dodge and their executive officers and directors may be deemed to be participants in the solicitation of proxies from Inco and Phelps Dodge security holders in favor of the Proposed Arrangement. Information regarding the security ownership and other interests of Inco’s and Phelps Dodge’s executive officers and directors is included in the Management Information Circular and will be included in the PD Proxy Statement.
Investors and security holders may obtain copies of the CVRD 14D-9 (when it becomes available), the Teck 14D-9, the Management Information Circular, the PD Proxy Statement and Inco’s and Phelps Dodge’s other public filings made from time to time by Inco and Phelps Dodge with the Canadian Securities Regulators, at www.sedar.com, and with the SEC at the SEC’s web site, www.sec.gov, free of charge. The CVRD 14D-9, the Teck 14D-9, the Management Information Circular, and Inco’s other public filings may also be obtained free of charge at www.inco.com or by contacting Inco’s media or investor relations departments.

August 15, 2006
IN 06/45
For further information:
Media Relations: Steve Mitchell (416) 361-7950
Investor Relations: Sandra Scott (416) 361-7758